VENTURE LENDING & LEASING VII, INC.
104 La Mesa Drive, Suite 102
Portola Valley, California 94028
(650) 234-4300

June 1, 2021

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

Re: Venture Lending & Leasing VII, Inc. (File No. 814-00969); Preliminary Proxy Statement

Ladies and Gentlemen:

On behalf of Venture Lending & Leasing VII, Inc., a Maryland corporation (the “Fund”), and pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are transmitting herewith the Fund’s Preliminary Proxy Statement, the definitive form of which will be used in connection with the Fund’s special shareholder meeting, scheduled for July 15, 2021. There is included with this Proxy Statement the form of proxy to be employed in soliciting the sole shareholder of the Fund.

The Fund is a non-diversified, closed-end management investment company electing status as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), and is currently winding down its business.

The Fund is submitting to its sole shareholder, for consideration and approval at the special meeting, proposals to liquidate and dissolve the Fund and to terminate its status as a BDC under the 1940 Act. If the proposals are approved, immediately after withdrawing its status as a BDC under the 1940 Act, the Fund will de-register as a reporting company under the Exchange Act. The proposals being presented to the Fund’s sole shareholder have been recommended by the Fund’s Board of Directors. The Fund plans to mail its definitive Proxy Statement to its shareholder on or about June 14, 2021.

Any questions the Staff may have concerning this Preliminary Proxy Statement should be directed to Mary C. Moynihan, who may be reached by phone at (202) 654-6254 or by e-mail at MMoynihan@perkinscoie.com.

Thank you for your cooperation.

Very truly yours,

/s/ Judy N. Bornstein
Judy N. Bornstein
Chief Financial Officer